UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of April 2024

Commission File Number: 001-41670

Apollomics Inc.

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

On April 25, 2024, Apollomics Inc. (the “Company”) posted updated presentation materials on the investor relations section of its website, which is located at https://ir.apollomicsinc.com/news-events/presentations. The content of the Company’s website is not incorporated by reference herein and is not a part of this Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”).

The Company has issued a press release entitled “Apollomics Announces Approval of Vebreltinib in China as a First-in-Class Treatment for Gliomas with MET Fusion Gene.” A copy of this press release is furnished as Exhibit 99.1 herewith.

The press release set forth in Exhibit 99.1 is being furnished with the Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act. The first eight paragraphs of the Press Release are incorporated by reference into the Company’s registration statements, including its registration statements on Form F-3 (File Nos. 333-278430 and 333-278431) and registration statement on Form S-8 (File No. 333-272559), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description of Exhibit

99.1	Press Release entitled “Apollomics Announces Approval of Vebreltinib in China as a First-in-Class Treatment for Gliomas with MET Fusion Gene”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC

Date: April 25, 2024	By:	/s/ Guo-Liang Yu
	Name:	Guo-Liang Yu
	Title:	Chief Executive Officer